FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release regarding Banco Santander’s Annual General Meeting held June 11th, 2010.

Press Release
Banco Santander’s Annual General Meeting
Emilio Botín: “We expect earnings in 2010 to be
similar to those of 2009 and we will maintain
shareholder remuneration at EUR 0.60 a share”
•	“During this period of crisis, Banco Santander has been the international financial group with the best quality and consistency of profits and dividend.”

•	The Board of Directors yesterday agreed to pay, from August 1st, the first dividend against 2010 earning of EUR 0.13, unchanged from the year-earlier payment.

•
The Bank will again offer the choice to receive in shares the second dividend against 2010 earnings, which will be paid in November. Depending upon the level of acceptances and on market conditions, the same option may be made available on the third dividend, typically paid in February 2011.

•	“I am very confident in the future. Grupo Santander is better prepared than ever to grow and improve its earnings.”

•
“I am convinced that the markets will end up recognizing the advantages of our diversification and that the Bank’s share will soon reflect the true value of Grupo Santander.” At current prices, the dividend yield stands at around 7.5%.

•
Botin announced that the Group has captured deposits of EUR 30 billion with the Depósito Ganador, increasing its market share in Spain by 2.1%. The campaign has attracted business from 191,000 customers of which 89,300 are new customers.

•	“Year-to-date growth in Group deposits has amounted to EUR 75 billion.”

•	“It is important to combine better supervision with few, but very clear, rules.”
Madrid, June 11, 2010 — Banco Santander Chairman Emilio Botín presided over the Annual General Meeting of the bank’s shareholders’ today, where the 2009 results were approved. The Bank registered net attributable profit of EUR 8.943 billion, an increase of 0.7% from the previous year, and EUR 2.587 million in extraordinary results which were used entirely to strengthen the balance sheet. Botín said: “For the third consecutive year, Banco Santander is one of the five leading banks in the world in terms of profit. The crisis has highlighted the soundness of our strategy.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

He described the main features of Santander’s business model:
•
A customer-focused model of retail and commercial banking. “Santander is, first and foremost, a commercial bank that carries out its activities in markets that it knows well and where it has competitive advantages.“ Regarding Spain, Botín explained that “we are still carrying out intense business activity,” and highlighted the launch of Depósito Ganador, “with the goal of winning new customers and growing our market share.” Botín announced that “With this campaign, we have brought in EUR 30 billion in deposits from 191,000 customers, of which 89,300 are new, who we are linking by offering them other products. This campaign has enabled us to increase Grupo Santander’s market share in deposits in Spain by 2.1 percentage points, a gain not seen since we launched the Supercuenta in 1989. Clearly, being agile and staying ahead of the curve, within the commercial banking model that we know so well, are the basics of our strategy.”

•
Geographic diversification. “International diversification is the way to assure sustained growth and to moderate risk. These advantages for the Group have never been as clear as they have in the current crisis. Our leading positions in nine main markets (Spain, Portugal, Germany, the U.K., Brazil, Mexico, Chile, Argentina and the northeast of the United States) allows us to offset opportunities and risks, without diverging from our business model. This diversification is unique in international banking. Achieving this level of diversification has not been easy. It is the result of a prudent and gradual process of acquisitions and organic growth, carried out over the course of many years, and which is very difficult for any international competitor to replicate.”

Regarding Brazil, Botín pointed out the extraordinary opportunities for future growth the country offers as “one of the clear winners from the current International situation.” He recalled that Brazil’s profit accounts for 20% of Group operating profit and said, “This performance is being confirmed in the first half of this year with very positive results, which point toward exceeding the targets we set for the year.” As to the U.K., Botín said: “it has emerged as one of the most effective levers of growth for our results.” He added: “Banco Santander is now one of the most prestigious and widely recognized banks in the U.K.. Santander U.K.’s earnings accounted for 16% of Group operating profit in 2009.”
He also mentioned the U.S., where “Sovereign has swung to profitability and is on track to widely exceed $250 million in profit in 2010.” Botín said he was convinced that “the U.S will be, in the coming years, another significant source of growth in the Group’s results.” He explained that “our goal is for the businesses in the US to represent 5% of total Group profit in 2010 and for them to obtain $1.150 billion in profit in 2011.”
He pointed out how quickly the Group is progressing in Germany, where the bank is “the fifth largest in the country in number of customers.” He also mentioned the favourable performance of the business in Mexico, “boosted this year by the country’s economic recovery. In view of this market’s favourable outlook, we have decided to buy the 25% stake Bank of America had in Banco Santander Mexico for $2.5 billion,” he added.
•
Financial strength “The crisis has undoubtedly differentiated financial institutions by their financial strength and their risk management,” Botín said. He highlighted the Bank’s capital ratios, with a core capital at the close of 2009, of 8.6%, two points above where it was at the beginning of the crisis and which compares very favorably with those of our main competitors.” He insisted on “the special attention” the Group has always paid to liquidity. “Our business model provides us with a wide, stable deposit base, which grew by 21% in 2009. Year-to-date growth in Group deposits has amounted to EUR 75 billion, an increase of 14.6%. He added: “The Group also has a good debt structure, with maturities appropriately spread out over time, with an average of 4.5 years. During 2010, despite the difficulties in markets, we have placed new issues for a total amount of EUR 18 billion.
This financial structure covers us for what may come in the future and compares very favorably with the ratios of our main competitors.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

Regarding risk management, Chairman Botín recalled that the NPL rate was 3.24% at the close of 2009, while coverage stood at 75%, with generic provisions amounting to EUR 6 billion. In Spain, “both the Santander branch network as well as Banesto closed 2009 with NPL rates of 3.41% and 2.97%, respectively, around two points below the sector average, which was 5.02%. These differentials were maintained during the first three months of 2010.” He also insisted that the Group’s exposure to Spanish property sector credit risk is 29% covered by specific provisions and 50% covered if generic provisions are included. “Thus, our property risk is totally accounted for and covered.”
Banco Santander’s Chairman also talked about the dividend policy. He said: “The Group’s good results, the strength of its balance sheet and our excellent outlook fully justify the maintenance of our traditional dividend policy,” and he recalled that EUR 4,919 million were distributed to shareholders against 2009 earnings, an increase of 2% compared to the previous year and maintaining the payout ratio at around 50%.
He also spoke about the Santander share performance in 2009 — it rose 71%, 24% more than the European bank index — and the first months of 2010. He said negative performance in the last few months “has undoubtedly been affected by uncertainties about the economy and risk in Spain which, in my judgment, have been blown out of proportion. I am convinced that the markets will end up recognizing the advantages of our diversification and the manifest outlook for growth in most of the markets in which we are present, as well as our strong risk management. I am confident that the Bank’s share will soon reflect the true value of Grupo Santander.“ At current prices, the dividend yield stands at around 7.5%.
Spanish economy and financial system
Regarding the Spanish economy, Botín said: Iit is undergoing serious difficulties which are reflected, from a financial point of view, in problems in terms of access to external funding, in increased spreads on our debt, in a decline in the stock market. These effects, together with high unemployment and the loss of competitiveness of our economy, require strong adjustment measures.”
“I believe, as I have already publicly said, that the measures recently approved to reduce the public deficit go in the right direction to fulfill the commitments made with Europe, though they will require firmness and continuity over time. The reduction of public deficit is a necessary condition for economic recovery, but is not enough. I think it is essential to act in a way that will enable the economy to grow more and, as a result, reduce unemployment and contribute to restoring balance to public accounts. This is only possible with very serious reforms in different fields, such as the financial system, the labour market, education and the energy sector.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

Botín continued: “In the financial sector, important steps are being undertaken, but the restructuring of the cajas de ahorros has to be completed and new regulation should be put into force to enable them to raise capital under market conditions. In short, give them the tools that will enable credit to flow.”
“I will not go into the specific content of these reforms. I am only highlighting the need to act urgently in this field, in a deep and forward-looking way. I am convinced that, if the appropriate measures are adopted, Spain is very well equipped to emerge from the crisis. Specifically, we have first-rate companies, which are competitive and international. We have broad potential for growth in many economic sectors and, above all, we have a generation of professionals which is better prepared than ever to take up the challenges of the future. These are the grounds of my confidence in Spain,” he said.
The Chairman explained the particularly active role the bank is playing in the discussions regarding the international regulatory changes that could affect the financial system. He insisted that “we believe it is important to combine better supervision with few, but very clear, rules”. He recalled that “we are seeing, in various areas, a new regulatory drive in the financial system” and explained the bank’s position in several issues:
•
“The size of a financial institution is not, in and of itself, a risk factor. More important than size are the real risks that may be assumed. If the goal is to limit the systemic impact of a crisis, the correct requirements must be imposed, especially as regards capital, for those risks that can cause a crisis.

•
All financial institutions should submit to their supervisors the so-called “living wills” which will mitigate the effects that a crisis can have on the financial system. Botín recalled that Banco Santander was the first financial institution in presenting this document to the regulator and he said he was convinced that “the nature of Grupo Santander’s businesses, as well as its structure of having subsidiary banks with independent capital and financing, are factors that mitigate our Group’s risk very significantly.”

He also said: I believe the Basel initiatives are positive in that they reinforce the importance of the quality of capital, “core capital”, making capital instruments and ratios more transparent and comparable. Moreover, they establish guidelines for liquidity and financing for all financial institutions. Nonetheless, a great deal of caution is needed with these reforms, given the huge diversity among the financial institutions that would be governed by the regulation, with business models that are sometimes diametrically opposed.” That’s why he considers the role of local supervisors in implementation of these regulations is fundamental. “It is right to be cautious, without losing sight of the effects the new regulations could have on the economy and the need to respect the competitive landscape. I do not consider special taxes for banks to be justified, which would penalize financial institutions, including Spain’s, that have received no public support,” he said.
Botín also talked about the bank’s policies in corporate government and corporate social responsibility. He highlighted the Board of Directors’ vast experience and the right balance between executive and outside Directors. He affirmed the board always acts with the utmost transparency. “Our Board will continue to assure that risk is closely managed and that we maintain a business model that does not diverge from our traditional commercial banking principles, focused on businesses and markets that we know well and where we enjoy a clear competitive advantage.” He also pointed out that once again we have been in the forefront in implementing best practices and that “this year the Bank is yet again a step ahead with the submission of the report on policy on Directors’ remuneration to a consultative vote of this AGM.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

As to corporate social responsibility, he explained that Santander invested 1.4% of its profit in very relevant projects, channeling the largest part of this investment through Santander Universities. “It is a unique alliance in the world between universities and business in 20 countries that includes agreements with 833 universities, the granting of 14,456 scholarships a year and almost 200,000 university students finding their first job through the Universia portal. “The size and relevance of Santander Universities is huge,” he said and recalled that ten days ago the Bank brought together in Guadalajara (México) over 1,000 rectors from Spain, Portugal, Latin America, the U.S, the U.K. and China in the II Meeting of Universia Rectors.
Botín concluded his speech with a message of confidence in the Bank’s future. “The international economy is obviously still in a phase of uncertainty, affecting our activities in some of the markets where we are present, fundamentally Spain. However, the diversification of our businesses, with positions of strength in countries such as Brazil, Chile, Mexico and the U.S, in a clear recovery cycle; the excellent performance of our bank in the U.K. and the results the Group has achieved in the first five months of the year give us broad confidence in our profit for 2010.”
“Specifically, we expect earnings in 2010 to be similar to those achieved in 2009. Moreover, in 2010 we will maintain 2009’s dividend per share, which was EUR 0.6.” He announced that the Board of Directors yesterday agreed to pay, from August 1st, a first dividend against 2010 earnings of 0.13 euros per share, the same amount as was paid in 2009.
The Chairman of Banco Santander spoke about the high level of acceptance of the Santander Dividend in Scrip programme — 81% of capital decided to receive shares instead of cash in the second dividend against 2009 earnings — and said that the Bank will again offer shareholders this option in the second 2010 dividend next November. “Depending upon the level of acceptances in November 2010 and depending on market conditions, we may offer the same option on the third dividend, typically paid in February 2011,” he added.
Botin continued: “All this will reflect that, during this period of crisis, Banco Santander has been the international financial group with the best quality and consistency of profits and dividend. But beyond the current year, I want to tell you that I am very optimistic about the outlook for our Group. No other financial group in the world has Banco Santander’s characteristics: diversification, critical mass in the markets in which it is present and huge growth opportunities. That is why I am so confident in the future. Grupo Santander is better prepared than ever to grow and improve its earnings. We are being strengthened by the crisis, which has highlighted the strength of our balance sheet and our management model.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

Alfredo Sáenz: “2010 is a difficult year, but we are facing it with optimism and the confidence we have in the soundness of our model”
Banco Santander’s CEO, Alfredo Sáenz, explained to shareholders the positive performance of the Bank’s earnings in 2009 and the first quarter of 2010. He also gave his outlook for the rest of the year. “The Group has a solid and recurrent business model which bore fruit again in the first quarter of 2010. For the rest of the year, we expect a similar trend: revenue solidity thanks to net interest income and fees, helped by growth contributed by our Banks in emerging markets; flat costs and provisions consuming 40% of the Group’s net operating income, which I think will perform gradually better from now on.”
Sáenz said: “We continue to work to ensure the year’s earnings and to improve our profitability in the medium and long term. 2010 is a difficult year, but we are facing it with optimism and the confidence we have in the soundness of our model.” He mentioned the Bank of Spain’s Circular draft which changes NPL provisions and coverage that financial institutions need to make for acquired and repossessed properties. He defined the initiative as “positive.” He said that the impact of the new rule for the Group “is immaterial for our earnings, which makes us feel very comfortable with our internal analysis and our risk criteria.”
He also described the reasons for his optimism in the next few years:
1.	We achieved good results in 2009, despite the difficult economic cycle and we’ll do it again in 2010.

2.
We are only half way in the process of transformation of many of our businesses. On the one hand, we have to continue achieving cost synergies in the units that are being integrated and, on the other hand, we are still putting together solid retail franchises.

3.	We have a business mix of mature and emerging markets which gives us earnings solidity and will enable us to grow in the next few years.

4.	Our solidity is allowing us to continue lending, and gain market share both in lending and deposits in markets where our competitors are weaker.

5.
Grupo Santander has proved that it can generate good results throughout the cycle. Our business model, based on retail banking and closeness to customers, has gone through the crisis practically unscathed, giving us a lot of confidence for the future.”

“The Group’s outlook in the medium term is excellent. This outlook is not currently reflected in the share price, but I am convinced that as the storm in markets calms down, this will be reflected positively,” Sáenz concluded.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 11th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President